UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2013

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the six months ended September 30, 2013

November 14, 2013

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & CEO
For inquiry:	Hiroshi Fukunaga, General Manager - Financial Planning Division / Financial Accounting Office TEL (03) 3240-3110
Quarterly securities report issuing date: November 29, 2013		Dividend payment date:	December 6, 2013
Trading accounts:	Established
Supplemental information for quarterly financial statements:		Available
Quarterly investor meeting presentation:		Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2013

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
Six months ended	million yen	%	million yen	%	million yen	%
September 30, 2013	2,583,258	9.6	850,439	49.2	530,204	82.5
September 30, 2012	2,357,952	(11.7)	570,048	(40.5)	290,484	(58.3)

(*)	Comprehensive income
September 30, 2013: 919,842 million yen, 183.0% ; September 30, 2012: 325,026 million yen, (60.3)%

	Net Income per Common Stock	Diluted Net Income per Common Stock
Six months ended	yen	yen
September 30, 2013	36.82	36.68
September 30, 2012	19.90	19.84

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*)
As of	million yen	million yen	%
September 30, 2013	242,222,974	14,328,392	5.1
March 31, 2013	234,498,701	13,519,655	5.0

(Reference) Shareholders’ equity as of      September 30, 2013: 12,464,736 million yen;      March 31, 2013: 11,736,617 million yen

(*)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Minority interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2013	—	6.00	—	7.00	13.00
ending March 31, 2014	—	7.00	——	——	——
ending March 31, 2014 (Forecast)	——	——	—	7.00	14.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report: None
(*2)	The information in the above table is only for dividends on common stocks. Please refer to “Dividends on preferred stocks” with regard to dividends on other type of (unlisted) stocks issued by us.

3. Earnings Target for the Fiscal Year ending March 31, 2014 (Consolidated)

MUFG has the target of 910.0 billion yen of consolidated net income for the fiscal year ending March 31, 2014. (There is a change to our earnings target released on May 15, 2013.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: No

(B)	Changes in accounting policies due to reasons other than (A): No

(C)	Changes in accounting estimates: No

(D)	Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	September 30, 2013	14,163,760,420 shares
	March 31, 2013	14,158,585,720 shares
(B) Treasury stocks:	September 30, 2013	3,120,400 shares
	March 31, 2013	3,411,544 shares
(C) Average outstanding stocks:	Six months ended September 30, 2013	14,158,129,336 shares
	Six months ended September 30, 2012	14,147,400,847 shares

(Reference) Summary of non-consolidated financial data

1. Non-consolidated Financial Data for the Six Months ended September 30, 2013

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
Six months ended	million yen	%	million yen	%	million yen	%	million yen	%
September 30, 2013	115,445	6.5	106,401	6.5	99,678	7.7	99,332	7.1
September 30, 2012	108,377	(32.4)	99,894	(34.5)	92,560	(33.9)	92,722	(35.2)

Net Income per Common Stock
Six months ended	yen
September 30, 2013	6.38
September 30, 2012	5.92

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Ratio
As of	million yen	million yen	%
September 30, 2013	10,878,974	8,589,202	78.9
March 31, 2013	10,886,168	8,614,853	79.1

(Reference) Shareholders’ equity as of         September 30, 2013: 8,580,803 million yen;         March 31, 2013: 8,605,969 million yen

Disclosure regarding the execution of the interim audit process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the interim audit process has not been completed as of this disclosure in the “Consolidated Summary Report”.

Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2013	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2014	—	57.50	——	——	——
Fiscal year ending March 31, 2014 (Forecast)	——	——	—	57.50	115.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2013	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2014	—	2.65	——	——	——
Fiscal year ending March 31, 2014 (Forecast)	——	——	—	2.65	5.30

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Qualitative Information Pertaining to Consolidated Earnings and others for the Six Months ended September 30, 2013	2

(1) Qualitative Information Pertaining to Consolidated Earnings Target	2

2. Consolidated Financial Statements	3

(1) Consolidated Balance Sheets	3

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	5

(3) Consolidated Statements of Changes in Net Assets	7

(4) Notes on Going-Concern Assumption	10

3. Non-consolidated Financial Statements	11

(1) Non-consolidated Balance Sheets	11

(2) Non-consolidated Statements of Income	13

(3) Non-consolidated Statements of Changes in Net Assets	14

(4) Notes on Going-Concern Assumption	16

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Six Months Ended September 30, 2013”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	November 14, 2013 (Thursday)

Explanation for investors and analysts:	November 20, 2013 (Wednesday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Qualitative Information Pertaining to Consolidated Earnings and others for the Six Months ended September 30, 2013

(1) Qualitative Information Pertaining to Consolidated Earnings Target

MUFG has revised our earnings target of consolidated net income for the fiscal year ending March 31, 2014 upward to 910.0 billion yen to take into account the strong performance of the interim results of our subsidiaries.

(MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.)

[Reference]

MUFG Consolidated

(in billions of Japanese yen)	For the fiscal year ending March 31, 2014	For the six months ended September 30, 2013 (Results)	For the fiscal year ended March 31, 2013 (Results)	For the six months ended September 30, 2012 (Results)
Ordinary profits	1,530.0	850.4	1,344.1	570.0
Net income (loss)	910.0	530.2	852.6	290.4

Total credit costs	(20.0)	25.7	(115.6)	(62.2)

<2 Banks on a stand-alone basis>

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net business profits before provision for general allowance for credit losses	860.0	417.9	1,001.5	569.6
Ordinary profits (losses)	865.0	455.1	860.9	326.4
Net income (loss)	510.0	269.9	585.1	171.4

Total credit costs	0	27.8	(56.6)	(26.8)

Mitsubishi UFJ Trust and Banking Corporation
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	160.0	71.6	162.2	79.8
Ordinary profits (losses)	155.0	87.1	136.2	46.8
Net income (loss)	105.0	62.6	125.1	39.7

Total credit costs	10.0	16.6	(8.6)	(1.7)

2

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Financial Statements

(1)	Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2013	As of September 30, 2013
Assets:
Cash and due from banks	11,457,999	18,817,878
Call loans and bills bought	580,906	510,325
Receivables under resale agreements	5,635,326	6,482,670
Receivables under securities borrowing transactions	2,589,171	2,645,060
Monetary claims bought	3,365,787	3,522,648
Trading assets	20,570,422	16,493,759
Money held in trust	501,934	607,453
Securities	79,526,850	77,113,847
Loans and bills discounted	91,299,557	95,245,250
Foreign exchanges	1,499,694	1,509,181
Other assets	8,097,431	9,587,937
Tangible fixed assets	1,404,687	1,449,992
Intangible fixed assets	1,091,392	1,165,895
Deferred tax assets	95,814	128,319
Customers’ liabilities for acceptances and guarantees	7,869,182	7,911,088
Allowance for credit losses	(1,087,457)	(968,335)

Total assets	234,498,701	242,222,974

Liabilities:
Deposits	131,697,096	136,128,314
Negotiable certificates of deposit	14,855,049	14,793,394
Call money and bills sold	3,980,493	3,427,239
Payables under repurchase agreements	15,886,923	20,671,012
Payables under securities lending transactions	4,027,390	3,162,430
Commercial papers	1,048,856	1,417,944
Trading liabilities	15,379,226	12,613,653
Borrowed money	10,758,136	10,531,385
Foreign exchanges	859,469	1,030,795
Short-term bonds payable	462,161	421,509
Bonds payable	6,114,578	6,093,491
Due to trust accounts	1,503,215	1,562,853
Other liabilities	5,742,901	7,397,809
Reserve for bonuses	62,707	62,569
Reserve for bonuses to directors	891	332
Reserve for retirement benefits	84,911	54,630
Reserve for retirement benefits to directors	1,438	1,022
Reserve for loyalty award credits	7,798	9,316
Reserve for contingent losses	296,471	243,930
Reserves under special laws	1,969	2,289
Deferred tax liabilities	180,485	201,623
Deferred tax liabilities for land revaluation	157,688	155,944
Acceptances and guarantees	7,869,182	7,911,088

Total liabilities	220,979,045	227,894,581

3

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2013	As of September 30, 2013
Net assets:
Capital stock	2,139,378	2,140,421
Capital surplus	2,172,930	2,173,915
Retained earnings	6,267,976	6,688,270
Treasury stock	(1,929)	(1,677)

Total shareholders’ equity	10,578,356	11,000,929

Net unrealized gains (losses) on other securities	1,207,963	1,178,584
Net deferred gains (losses) on hedging instruments	45,146	27,802
Land revaluation excess	159,952	158,397
Foreign currency translation adjustments	(195,421)	163,706
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(59,379)	(64,685)

Total accumulated other comprehensive income	1,158,261	1,463,806

Subscription rights to shares	8,884	8,399
Minority interests	1,774,153	1,855,256

Total net assets	13,519,655	14,328,392

Total liabilities and net assets	234,498,701	242,222,974

4

Mitsubishi UFJ Financial Group, Inc.

(2)	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Ordinary income	2,357,952	2,583,258
Interest income	1,124,729	1,138,726
Interest on loans and bills discounted	744,668	777,686
Interest and dividends on securities	293,546	270,514
Trust fees	46,066	53,031
Fees and commissions	554,040	657,532
Trading income	133,918	179,783
Other business income	385,458	283,620
Other ordinary income	113,739	270,563
Ordinary expenses	1,787,903	1,732,819
Interest expenses	248,496	230,089
Interest on deposits	89,160	91,655
Fees and commissions	81,631	92,878
Trading expenses	—	1,544
Other business expenses	82,546	143,435
General and administrative expenses	1,054,747	1,139,034
Other ordinary expenses	320,482	125,836

Ordinary profits	570,048	850,439

Extraordinary gains	4,566	5,674
Gains on disposition of fixed assets	2,705	5,674
Gains on negative goodwill	339	—
Reversal of reserve for contingent liabilities from financial instruments transactions	71	—
Transfer gains on divestiture of businesses	1,450	—
Extraordinary losses	31,560	33,386
Losses on disposition of fixed assets	4,932	4,009
Losses on impairment of fixed assets	3,290	2,348
Provision for reserve for contingent liabilities from financial instruments transactions	—	319
Settlement package	—	24,537
Losses on sales of equity securities of subsidiaries	—	2,170
Losses on change in equity	23,285	—
Others	51	—

Income before income taxes and others	543,054	822,727

Income taxes-current	39,037	165,822
Income taxes-deferred	155,715	46,369

Total taxes	194,753	212,192

Income before minority interests	348,300	610,535

Minority interests	57,816	80,330

Net income	290,484	530,204

5

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Income before minority interests	348,300	610,535
Other comprehensive income
Net unrealized gains (losses) on other securities	(96,633)	(21,571)
Net deferred gains (losses) on hedging instruments	7,839	(18,055)
Land revaluation excess	(62)	(110)
Foreign currency translation adjustments	40,885	206,415
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	1,647	(5,645)
Share of other comprehensive income of associates accounted for using equity method	23,049	148,274

Total other comprehensive income	(23,274)	309,307

Comprehensive income	325,026	919,842

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	268,072	837,194
Comprehensive income attributable to minority interests	56,954	82,648

6

Mitsubishi UFJ Financial Group, Inc.

(3)	Consolidated Statements of Changes in Net Assets

(in millions of yen)	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Shareholders’ equity
Capital stock
Balance at the beginning of the period	2,138,487	2,139,378
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	891	1,042

Total changes during the period	891	1,042

Balance at the end of the period	2,139,378	2,140,421

Capital surplus
Balance at the beginning of the period	2,175,304	2,172,930
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	889	1,040
Disposition of treasury stock	(0)	(55)

Total changes during the period	889	985

Balance at the end of the period	2,176,193	2,173,915

Retained earnings
Balance at the beginning of the period	5,602,327	6,267,976
Changes during the period
Dividends from retained earnings	(93,817)	(108,072)
Net income	290,484	530,204
Reversal of land revaluation excess	(57)	1,444
Changes in foreign affiliates’ interests in their subsidiaries	—	(3,282)

Total changes during the period	196,609	420,293

Balance at the end of the period	5,798,936	6,688,270

Treasury stock
Balance at the beginning of the period	(6,544)	(1,929)
Changes during the period
Repurchase of treasury stock	(5)	(20)
Disposition of treasury stock	9	272

Total changes during the period	3	251

Balance at the end of the period	(6,540)	(1,677)

7

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Total shareholders’ equity
Balance at the beginning of the period	9,909,575	10,578,356
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,780	2,083
Dividends from retained earnings	(93,817)	(108,072)
Net income	290,484	530,204
Repurchase of treasury stock	(5)	(20)
Disposition of treasury stock	9	217
Reversal of land revaluation excess	(57)	1,444
Changes in foreign affiliates’ interests in their subsidiaries	—	(3,282)

Total changes during the period	198,393	422,573

Balance at the end of the period	10,107,968	11,000,929

Accumulated other comprehensive income
Net unrealized gains (losses) on other securities
Balance at the beginning of the period	440,900	1,207,963
Changes during the period
Net changes of items other than shareholders’ equity	(95,327)	(29,379)

Total changes during the period	(95,327)	(29,379)

Balance at the end of the period	345,572	1,178,584

Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	23,904	45,146
Changes during the period
Net changes of items other than shareholders’ equity	6,888	(17,343)

Total changes during the period	6,888	(17,343)

Balance at the end of the period	30,793	27,802

Land revaluation excess
Balance at the beginning of the period	161,361	159,952
Changes during the period
Net changes of items other than shareholders’ equity	(5)	(1,554)

Total changes during the period	(5)	(1,554)

Balance at the end of the period	161,355	158,397

Foreign currency translation adjustments
Balance at the beginning of the period	(494,155)	(195,421)
Changes during the period
Net changes of items other than shareholders’ equity	63,426	359,128

Total changes during the period	63,426	359,128

Balance at the end of the period	(430,728)	163,706

8

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP
Balance at the beginning of the period	(48,555)	(59,379)
Changes during the period
Net changes of items other than shareholders’ equity	2,662	(5,306)

Total changes during the period	2,662	(5,306)

Balance at the end of the period	(45,893)	(64,685)

Total accumulated other comprehensive income
Balance at the beginning of the period	83,454	1,158,261
Changes during the period
Net changes of items other than shareholders’ equity	(22,355)	305,545

Total changes during the period	(22,355)	305,545

Balance at the end of the period	61,099	1,463,806

Subscription rights to shares
Balance at the beginning of the period	7,933	8,884
Changes during the period
Net changes of items other than shareholders’ equity	(83)	(484)

Total changes during the period	(83)	(484)

Balance at the end of the period	7,850	8,399

Minority interests
Balance at the beginning of the period	1,674,821	1,774,153
Changes during the period
Net changes of items other than shareholders’ equity	15,170	81,103

Total changes during the period	15,170	81,103

Balance at the end of the period	1,689,991	1,855,256

Total net assets
Balance at the beginning of the period	11,675,784	13,519,655
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,780	2,083
Dividends from retained earnings	(93,817)	(108,072)
Net income	290,484	530,204
Repurchase of treasury stock	(5)	(20)
Disposition of treasury stock	9	217
Reversal of land revaluation excess	(57)	1,444
Changes in foreign affiliates’ interests in their subsidiaries	—	(3,282)
Net changes of items other than shareholders’ equity	(7,268)	386,163

Total changes during the period	191,125	808,736

Balance at the end of the period	11,866,909	14,328,392

9

Mitsubishi UFJ Financial Group, Inc.

(4)	Notes on Going-Concern Assumption

Not applicable

10

Mitsubishi UFJ Financial Group, Inc.

3. Non-consolidated Financial Statements

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2013	As of September 30, 2013
Assets:
Current assets:
Cash and due from banks	14,502	15,060
Securities	112,800	123,400
Others	48,013	29,383

Total current assets	175,316	167,844

Fixed assets:
Tangible fixed assets	120	184
Intangible fixed assets	3,440	3,742
Investments and other assets	10,707,291	10,707,204
Investments in subsidiaries and affiliates	10,706,842	10,706,842
Others	449	362

Total fixed assets	10,710,851	10,711,130

Total assets	10,886,168	10,878,974

Liabilities:
Current liabilities:
Short-term borrowings	1,873,335	1,891,819
Lease liabilities	18	14
Income taxes payable	3	56
Reserve for bonuses and reserve for bonuses to directors	431	365
Others	5,808	5,649

Total current liabilities	1,879,598	1,897,904

Fixed liabilities:
Bonds payable	380,500	380,500
Long-term borrowings	3,607	3,781
Lease liabilities	40	39
Others	7,568	7,546

Total fixed liabilities	391,716	391,867

Total liabilities	2,271,314	2,289,772

11

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2013	As of September 30, 2013
Net assets:
Shareholders’ equity:
Capital stock	2,139,378	2,140,421
Capital surplus:
Capital reserve	2,139,392	2,140,433
Other capital surplus	1,860,006	1,860,006

Total capital surplus	3,999,398	4,000,440

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,367,278	2,358,532

Total retained earnings	2,517,278	2,508,532

Treasury stock	(61)	(81)

Total shareholders’ equity	8,655,995	8,649,313

Valuation and translation adjustments:
Net deferred gains (losses) on hedging instruments	(50,026)	(68,510)

Total valuation and translation adjustments	(50,026)	(68,510)

Subscription rights to shares	8,884	8,399

Total net assets	8,614,853	8,589,202

Total liabilities and net assets	10,886,168	10,878,974

12

Mitsubishi UFJ Financial Group, Inc.

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Operating income	108,377	115,445
Operating expenses	8,482	9,043

Operating profits	99,894	106,401

Non-operating income	8,051	7,948
Non-operating expenses	15,385	14,671

Ordinary profits	92,560	99,678

Extraordinary gains	454	—
Extraordinary losses	2	0

Income before income taxes	93,011	99,678

Income taxes-current	277	345
Income taxes-deferred	11	—

Total taxes	289	345

Net income	92,722	99,332

13

Mitsubishi UFJ Financial Group, Inc.

(3)	Non-consolidated Statements of Changes in Net Assets

(in millions of yen)	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Shareholders’ equity
Capital stock
Balance at the beginning of the period	2,138,487	2,139,378
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	891	1,042

Total changes during the period	891	1,042

Balance at the end of the period	2,139,378	2,140,421

Capital surplus
Capital reserve
Balance at the beginning of the period	2,138,503	2,139,392
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	889	1,040

Total changes during the period	889	1,040

Balance at the end of the period	2,139,392	2,140,433

Other capital surplus
Balance at the beginning of the period	1,860,006	1,860,006
Changes during the period
Disposition of treasury stock	(0)	0

Total changes during the period	(0)	0

Balance at the end of the period	1,860,006	1,860,006

Retained earnings
Other retained earnings
Other reserve
Balance at the beginning of the period	150,000	150,000

Balance at the end of the period	150,000	150,000

Earned surplus brought forward
Balance at the beginning of the period	2,367,003	2,367,278
Changes during the period
Dividends from retained earnings	(93,896)	(108,079)
Net income	92,722	99,332

Total changes during the period	(1,173)	(8,746)

Balance at the end of the period	2,365,829	2,358,532

Treasury stock
Balance at the beginning of the period	(46)	(61)
Changes during the period
Repurchase of treasury stock	(5)	(20)
Disposition of treasury stock	0	0

Total changes during the period	(4)	(19)

Balance at the end of the period	(51)	(81)

14

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Total shareholders’ equity
Balance at the beginning of the period	8,653,954	8,655,995
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,780	2,083
Dividends from retained earnings	(93,896)	(108,079)
Net income	92,722	99,332
Repurchase of treasury stock	(5)	(20)
Disposition of treasury stock	0	1

Total changes during the period	602	(6,682)

Balance at the end of the period	8,654,556	8,649,313

Valuation and translation adjustments
Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	5,935	(50,026)
Changes during the period
Net changes of items other than shareholders’ equity	14,757	(18,483)

Total changes during the period	14,757	(18,483)

Balance at the end of the period	20,692	(68,510)

Subscription rights to shares
Balance at the beginning of the period	7,933	8,884
Changes during the period
Net changes of items other than shareholders’ equity	(83)	(484)

Total changes during the period	(83)	(484)

Balance at the end of the period	7,850	8,399

Total net assets
Balance at the beginning of the period	8,667,823	8,614,853
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,780	2,083
Dividends from retained earnings	(93,896)	(108,079)
Net income	92,722	99,332
Repurchase of treasury stock	(5)	(20)
Disposition of treasury stock	0	1
Net changes of items other than shareholders’ equity	14,673	(18,968)

Total changes during the period	15,276	(25,650)

Balance at the end of the period	8,683,099	8,589,202

15

Mitsubishi UFJ Financial Group, Inc.

(4)	Notes on Going-Concern Assumption

Not applicable

16

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2013

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1 [ BTMU and MUTB Combined ]*2*3*4	——	1
	[ BTMU Consolidated ][ BTMU Non-consolidated ]
	[ MUTB Consolidated ][ MUTB Non-consolidated ]

2. Average Interest Rate Spread	[ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	——	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	——	8

4. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	9

5. ROE	[ MUFG Consolidated ]	——	12

6. Risk-Adjusted Capital Ratio Based on the Basel 3 Standards	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	——	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Account ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	——	18

9. Progress in Disposition of Problem Assets	[ BTMU Non-consolidated ] [ MUTB Non-consolidated including Trust Account ]	——	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	——	25

11. Overseas Loans	[ BTMU and MUTB Combined ]	——	29

12. Loans and Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	30

13. Domestic Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	31

14. Status of Deferred Tax Assets	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	32

(References)

1. Exposure to “Securitized Products and Related Investments”		——	34

2. Financial Statements	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	36

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2013 (A)	September 30, 2012 (B)
Gross profits	1,844,798	1,831,597	13,201
Gross profits before credit costs for trust accounts	1,845,263	1,831,618	13,645
Net interest income	908,689	876,291	32,397
Trust fees	53,031	46,066	6,964
Credit costs for trust accounts (1)	(465)	(20)	(444)
Net fees and commissions	564,653	472,408	92,245
Net trading profits	178,238	133,918	44,320
Net other business profits	140,185	302,912	(162,727)
Net gains (losses) on debt securities	77,093	275,210	(198,117)
General and administrative expenses	1,120,251	1,014,430	105,821
Amortization of goodwill	17,042	14,814	2,227
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	742,055	832,003	(89,948)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	725,012	817,188	(92,175)
Provision for general allowance for credit losses (2)	—	17,678	(17,678)
Net business profits*	724,547	834,845	(110,298)
Net non-recurring gains (losses)	125,891	(264,796)	390,688
Credit costs (3)	(71,424)	(108,571)	37,147
Losses on loan write-offs	(67,248)	(64,315)	(2,932)
Provision for specific allowance for credit losses	—	(43,053)	43,053
Other credit costs	(4,176)	(1,203)	(2,972)
Reversal of allowance for credit losses (4)	68,738	—	68,738
Reversal of reserve for contingent losses included in credit costs (5)	2,497	1,719	778
Gains on loans written-off (6)	26,383	26,917	(534)
Net gains (losses) on equity securities	43,448	(173,566)	217,015
Gains on sales of equity securities	61,854	22,543	39,311
Losses on sales of equity securities	(7,587)	(9,222)	1,634
Losses on write-down of equity securities	(10,818)	(186,887)	176,068
Profits (losses) from investments in affiliates	68,693	27,407	41,285
Other non-recurring gains (losses)	(12,445)	(38,703)	26,257

Ordinary profits	850,439	570,048	280,390

Net extraordinary gains (losses)	(27,711)	(26,994)	(717)
Settlement package	(24,537)	—	(24,537)
Losses on change in equity	—	(23,285)	23,285
Income before income taxes and others	822,727	543,054	279,673
Income taxes-current	165,822	39,037	126,784
Income taxes-deferred	46,369	155,715	(109,345)
Total taxes	212,192	194,753	17,438
Income before minority interests	610,535	348,300	262,234
Minority interests	80,330	57,816	22,514

Net income	530,204	290,484	239,719

Note:

*        Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	25,730	(62,277)	88,007

Number of consolidated subsidiaries	249	211	38
Number of affiliated companies accounted for under the equity method	61	57	4

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2013 (A)	September 30, 2012 (B)
Gross profits	1,125,552	1,257,877	(132,324)
Gross profits before credit costs for trust accounts	1,126,017	1,257,898	(131,880)
Net interest income	634,971	641,706	(6,734)
Trust fees	39,093	34,583	4,510
Credit costs for trust accounts (1)	(465)	(20)	(444)
Net fees and commissions	273,244	230,500	42,744
Net trading profits	54,172	65,569	(11,396)
Net other business profits	124,069	285,516	(161,447)
Net gains (losses) on debt securities	67,080	266,661	(199,580)
General and administrative expenses	636,425	608,395	28,030
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	489,591	649,503	(159,911)
Provision for general allowance for credit losses (2)	—	16,758	(16,758)
Net business profits	489,126	666,240	(177,114)
Net non-recurring gains (losses)	53,192	(292,878)	346,071
Credit costs (3)	(37,010)	(60,552)	23,542
Losses on loan write-offs	(33,033)	(25,296)	(7,736)
Provision for specific allowance for credit losses	—	(34,058)	34,058
Other credit costs	(3,976)	(1,197)	(2,779)
Reversal of allowance for credit losses (4)	65,269	—	65,269
Reversal of reserve for contingent losses included in credit costs (5)	4,732	2,045	2,687
Gains on loans written-off (6)	11,944	13,202	(1,257)
Net gains (losses) on equity securities	19,036	(201,874)	220,911
Gains on sales of equity securities	51,259	17,849	33,409
Losses on sales of equity securities	(5,069)	(8,237)	3,168
Losses on write-down of equity securities	(27,152)	(211,486)	184,334
Other non-recurring gains (losses)	(10,780)	(45,699)	34,918

Ordinary profits	542,319	373,361	168,957

Net extraordinary gains (losses)	(24,784)	105	(24,890)
Net gains (losses) on disposition of fixed assets	479	(3,445)	3,924
Losses on impairment of fixed assets	(1,885)	(2,190)	304
Settlement package	(24,537)	—	(24,537)
Gains on liquidation of subsidiaries	—	5,741	(5,741)
Income before income taxes	517,534	373,467	144,066
Income taxes-current	130,305	11,843	118,462
Income taxes-deferred	54,633	150,500	(95,867)
Total taxes	184,938	162,344	22,594

Net income	332,595	211,123	121,472

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	44,471	(28,566)	73,038

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2013 (A)	September 30, 2012 (B)
Gross profits	1,250,246	1,325,895	(75,648)
Net interest income	756,867	717,802	39,064
Trust fees	7,157	4,557	2,599
Net fees and commissions	287,608	251,888	35,719
Net trading profits	57,292	69,303	(12,011)
Net other business profits	141,320	282,341	(141,021)
Net gains (losses) on debt securities	79,487	254,530	(175,042)
General and administrative expenses	739,311	663,528	75,782
Amortization of goodwill	8,768	7,132	1,636
Net business profits before provision for general allowance for credit losses and amortization of goodwill	519,703	669,498	(149,795)
Net business profits before provision for general allowance for credit losses	510,934	662,366	(151,431)
Provision for general allowance for credit losses (1)	—	10,517	(10,517)
Net business profits*	510,934	672,883	(161,949)
Net non-recurring gains (losses)	63,665	(233,420)	297,086
Credit costs (2)	(46,056)	(67,044)	20,987
Losses on loan write-offs	(41,863)	(37,844)	(4,018)
Provision for specific allowance for credit losses	—	(27,919)	27,919
Other credit costs	(4,193)	(1,280)	(2,912)
Reversal of allowance for credit losses (3)	58,858	—	58,858
Reversal of reserve for contingent losses included in credit costs (4)	2,622	1,658	964
Gains on loans written-off (5)	17,240	18,549	(1,309)
Net gains (losses) on equity securities	32,815	(166,414)	199,230
Gains on sales of equity securities	47,162	11,427	35,734
Losses on sales of equity securities	(2,386)	(7,179)	4,793
Losses on write-down of equity securities	(11,960)	(170,662)	158,702
Profits (losses) from investments in affiliates	5,182	6,028	(845)
Other non-recurring gains (losses)	(6,997)	(26,198)	19,200

Ordinary profits	574,599	439,463	135,136

Net extraordinary gains (losses)	(26,791)	(4,383)	(22,408)
Net gains (losses) on disposition of fixed assets	2,030	(2,399)	4,430
Losses on impairment of fixed assets	(1,791)	(2,020)	229
Settlement package	(24,537)	—	(24,537)
Income before income taxes and others	547,807	435,080	112,727
Income taxes-current	133,065	25,678	107,386
Income taxes-deferred	44,811	153,841	(109,030)
Total taxes	177,876	179,519	(1,643)
Income before minority interests	369,931	255,560	114,371
Minority interests	30,405	27,990	2,414

Net income	339,525	227,569	111,956

Note:

*        Net business profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	32,665	(36,318)	68,983

Number of consolidated subsidiaries	146	129	17
Number of affiliated companies accounted for under the equity method	59	52	7

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2013 (A)	September 30, 2012 (B)
Gross profits	965,579	1,087,682	(122,103)
Domestic gross profits	567,280	620,918	(53,637)
Net interest income	363,849	400,212	(36,362)
Net fees and commissions	140,054	116,661	23,392
Net trading profits	5,700	3,249	2,451
Net other business profits	57,676	100,795	(43,118)
Net gains (losses) on debt securities	49,064	116,268	(67,204)
Non-domestic gross profits	398,298	466,764	(68,466)
Net interest income	198,717	166,938	31,779
Net fees and commissions	87,438	73,410	14,028
Net trading profits	47,148	56,293	(9,144)
Net other business profits	64,992	170,121	(105,129)
Net gains (losses) on debt securities	20,587	132,766	(112,179)
General and administrative expenses	547,620	518,031	29,588
Personnel expenses	222,880	202,387	20,493
Non-personnel expenses	297,700	289,347	8,352
Amortization of goodwill	126	106	20
Taxes	27,039	26,297	742
Net business profits before provision for general allowance for credit losses and amortization of goodwill	418,085	569,757	(151,671)
Net business profits before provision for general allowance for credit losses	417,958	569,650	(151,691)
Provision for general allowance for credit losses (1)	—	11,396	(11,396)
Net business profits	417,958	581,046	(163,088)
Net non-recurring gains (losses)	37,209	(254,580)	291,789
Credit costs (2)	(36,441)	(52,188)	15,747
Losses on loan write-offs	(32,447)	(23,038)	(9,408)
Provision for specific allowance for credit losses	—	(27,874)	27,874
Other credit costs	(3,993)	(1,274)	(2,719)
Reversal of allowance for credit losses (3)	48,633	—	48,633
Reversal of reserve for contingent losses included in credit costs (4)	3,914	1,525	2,388
Gains on loans written-off (5)	11,757	12,455	(698)
Net gains (losses) on equity securities	17,665	(183,310)	200,976
Gains on sales of equity securities	46,735	8,892	37,842
Losses on sales of equity securities	(2,383)	(6,558)	4,175
Losses on write-down of equity securities	(26,686)	(185,644)	158,958
Other non-recurring gains (losses)	(8,321)	(33,063)	24,742

Ordinary profits	455,168	326,466	128,701

Net extraordinary gains (losses)	(24,638)	269	(24,908)
Net gains (losses) on disposition of fixed assets	476	(3,469)	3,945
Losses on impairment of fixed assets	(1,736)	(2,002)	265
Settlement package	(24,537)	—	(24,537)
Gains on liquidation of subsidiaries	—	5,741	(5,741)
Income before income taxes	430,529	326,736	103,793
Income taxes-current	115,148	6,049	109,098
Income taxes-deferred	45,418	149,269	(103,850)
Total taxes	160,567	155,319	5,247

Net income	269,962	171,416	98,545

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	27,864	(26,810)	54,675

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2013 (A)	September 30, 2012 (B)
Gross profits	204,322	203,895	427
Gross profits before credit costs for trust accounts	204,787	203,916	871
Trust fees	46,053	41,676	4,377
Trust fees before credit costs for trust accounts	46,518	41,697	4,821
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	2,961	2,883	78
Other trust fees	43,557	38,813	4,743
Credit costs for trust accounts (1)	(465)	(20)	(444)
Net interest income	70,452	72,459	(2,007)
Net fees and commissions	75,826	67,162	8,664
Net trading profits	3,476	7,770	(4,294)
Net other business profits	8,512	14,826	(6,313)
Net gains (losses) on debt securities	(2,570)	17,614	(20,185)
General and administrative expenses	116,756	116,846	(90)
Amortization of goodwill	108	108	—
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	88,139	87,177	961
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	88,031	87,069	961
Provision for general allowance for credit losses (2)	—	5,357	(5,357)
Net business profits*	87,566	92,406	(4,839)
Net non-recurring gains (losses)	19,229	(37,179)	56,409
Credit costs (3)	(575)	(8,482)	7,907
Losses on loan write-offs	(592)	(2,349)	1,756
Provision for specific allowance for credit losses	—	(6,210)	6,210
Other credit costs	17	77	(60)
Reversal of allowance for credit losses (4)	16,545	—	16,545
Reversal of reserve for contingent losses included in credit costs (5)	818	519	299
Gains on loans written-off (6)	231	772	(540)
Net gains (losses) on equity securities	1,355	(18,122)	19,477
Gains on sales of equity securities	4,523	9,399	(4,875)
Losses on sales of equity securities	(2,701)	(1,679)	(1,022)
Losses on write-down of equity securities	(466)	(25,842)	25,375
Profits (losses) from investments in affiliates	4,968	1,276	3,692
Other non-recurring gains (losses)	(4,114)	(13,142)	9,028

Ordinary profits	106,796	55,226	51,569

Net extraordinary gains (losses)	(160)	(220)	60
Income before income taxes and others	106,636	55,005	51,630
Income taxes-current	19,394	9,519	9,874
Income taxes-deferred	11,576	1,113	10,463
Total taxes	30,971	10,633	20,338
Income before minority interests	75,664	44,372	31,291
Minority interests	3,917	3,574	342

Net income	71,747	40,798	30,949

Note:

*        Net business profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	16,555	(1,854)	18,409

Number of consolidated subsidiaries	52	28	24
Number of affiliated companies accounted for under the equity method	12	12	—

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2013 (A)	September 30, 2012 (B)
Gross profits	159,973	170,194	(10,221)
Gross profits before credit costs for trust accounts	160,438	170,215	(9,777)
Domestic gross profits	113,364	145,307	(31,942)
Trust fees	39,093	34,583	4,510
Trust fees before credit costs for trust accounts	39,558	34,604	4,954
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	2,961	2,883	78
Other trust fees	36,597	31,721	4,875
Credit costs for trust accounts (1)	(465)	(20)	(444)
Net interest income	43,364	47,340	(3,975)
Net fees and commissions	45,381	40,759	4,621
Net trading profits	(1,926)	15,646	(17,573)
Net other business profits	(12,548)	6,977	(19,526)
Net gains (losses) on debt securities	(15,721)	8,157	(23,878)
Non-domestic gross profits	46,608	24,887	21,721
Net interest income	29,039	27,215	1,824
Net fees and commissions	370	(330)	701
Net trading profits	3,250	(9,619)	12,869
Net other business profits	13,948	7,622	6,326
Net gains (losses) on debt securities	13,150	9,469	3,680
General and administrative expenses	88,805	90,363	(1,557)
Personnel expenses	34,155	35,948	(1,792)
Non-personnel expenses	51,251	50,551	700
Taxes	3,398	3,863	(465)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	71,632	79,852	(8,219)
Provision for general allowance for credit losses (2)	—	5,362	(5,362)
Net business profits	71,167	85,193	(14,026)
Net non-recurring gains (losses)	15,983	(38,298)	54,281
Credit costs (3)	(568)	(8,364)	7,795
Losses on loan write-offs	(586)	(2,258)	1,671
Provision for specific allowance for credit losses	—	(6,184)	6,184
Other credit costs	17	77	(60)
Reversal of allowance for credit losses (4)	16,635	—	16,635
Reversal of reserve for contingent losses included in credit costs (5)	818	519	299
Gains on loans written-off (6)	187	746	(559)
Net gains (losses) on equity securities	1,370	(18,564)	19,935
Gains on sales of equity securities	4,523	8,957	(4,433)
Losses on sales of equity securities	(2,686)	(1,679)	(1,007)
Losses on write-down of equity securities	(466)	(25,842)	25,375
Other non-recurring gains (losses)	(2,459)	(12,635)	10,176

Ordinary profits	87,151	46,895	40,255

Net extraordinary gains (losses)	(146)	(164)	17
Income before income taxes	87,005	46,731	40,273
Income taxes-current	15,156	5,793	9,363
Income taxes-deferred	9,214	1,230	7,983
Total taxes	24,371	7,024	17,346

Net income	62,633	39,707	22,926

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	16,607	(1,756)	18,363

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2013 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2012 (B)
Total average interest rate on interest-earning assets (a)	0.71	(0.09)	0.81
Average interest rate on loans and bills discounted (b)	1.14	(0.12)	1.27
Average interest rate on securities	0.45	(0.01)	0.47
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.74	(0.03)	0.78
Average interest rate on deposits and NCD (d)	0.04	(0.00)	0.05
Average interest rate on other liabilities	0.20	(0.04)	0.24
Overall interest rate spread (a)-(c)	(0.03)	(0.06)	0.03
Interest rate spread (b)-(d)	1.10	(0.12)	1.22

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	1.32	(0.10)	1.43
Interest rate spread (e)-(d)	1.28	(0.09)	1.37

MUTB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2013 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2012 (B)
Total average interest rate on interest-earning assets (a)	0.66	(0.10)	0.76
Average interest rate on loans and bills discounted (b)	0.86	(0.10)	0.97
Average interest rate on securities	0.59	(0.02)	0.61
Total average interest rate on interest-bearing liabilities (c)	0.20	(0.03)	0.23
Average interest rate on deposits and NCD (d)	0.16	(0.04)	0.20
Overall interest rate spread (a)-(c)	0.46	(0.07)	0.53
Interest rate spread (b)-(d)	0.69	(0.06)	0.76

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.86	(0.12)	0.98
Interest rate spread (e)-(d)	0.69	(0.08)	0.77

BTMU and MUTB Combined

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2013 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2012 (B)
Average interest rate on loans and bills discounted (a)	1.10	(0.12)	1.22
Average interest rate on deposits and NCD (b)	0.05	(0.01)	0.07
Interest rate spread (a)-(b)	1.04	(0.11)	1.15

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	1.24	(0.10)	1.35
Interest rate spread (c)-(b)	1.18	(0.09)	1.28

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2013
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,068.4	4,160.8	8,511.5	13,740.7
Receive-floater/pay-fix	756.9	9,536.8	2,038.1	12,331.8
Receive-floater/pay-floater	20.0	—	—	20.0
Receive-fix/pay-fix	—	—	—	—

Total	1,845.3	13,697.6	10,549.6	26,092.6

BTMU Consolidated

	(in billions of yen)
	As of September 30, 2013
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	644.7	3,623.3	8,362.0	12,630.1
Receive-floater/pay-fix	461.7	7,884.6	1,044.7	9,391.0
Receive-floater/pay-floater	20.0	—	—	20.0
Receive-fix/pay-fix	—	—	—	—

Total	1,126.4	11,507.9	9,406.7	22,041.2

MUTB Consolidated

	(in billions of yen)
	As of September 30, 2013
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	395.3	469.0	149.5	1,013.8
Receive-floater/pay-fix	273.5	1,602.3	1,047.5	2,923.4
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	668.8	2,071.3	1,197.0	3,937.2

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2013				As of March 31, 2013
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	2,003,303	46,835	51,184	4,349	2,180,100	53,633	57,023	3,390
Domestic bonds	216,057	1,252	1,252	—	233,985	1,893	1,893	—
Government bonds	214,955	1,248	1,248	—	229,940	1,872	1,872	—
Municipal bonds	—	—	—	—	—	—	—	—
Corporate bonds	1,102	4	4	—	4,044	20	20	—
Other	1,787,245	45,582	49,932	4,349	1,946,115	51,740	55,130	3,390
Foreign bonds	281,522	(2,999)	1,350	4,349	488,011	354	3,745	3,390
Other	1,505,722	48,581	48,581	—	1,458,103	51,385	51,385	—

	(in millions of yen)
	As of September 30, 2013				As of March 31, 2013
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Other securities	74,786,306	1,811,006	2,152,809	341,803	77,091,859	1,885,138	2,112,709	227,571
Domestic equity securities	4,384,300	1,541,120	1,636,145	95,024	3,896,586	1,046,030	1,191,026	144,995
Domestic bonds	43,816,126	196,063	209,771	13,707	51,473,004	371,540	377,671	6,131
Government bonds	41,055,184	139,564	150,007	10,443	48,477,995	303,114	303,875	761
Municipal bonds	203,258	7,424	7,424	—	212,246	8,949	8,953	4
Corporate bonds	2,557,683	49,075	52,339	3,264	2,782,762	59,476	64,842	5,366
Other	26,585,879	73,821	306,892	233,071	21,722,269	467,567	544,011	76,444
Foreign equity securities	210,254	92,637	92,684	47	209,122	94,619	94,689	69
Foreign bonds	23,193,676	(63,776)	134,287	198,063	18,381,458	305,229	327,286	22,057
Other	3,181,947	44,960	79,920	34,960	3,131,687	67,718	122,036	54,317

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2013				As of March 31, 2013
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	1,504,359	48,273	48,273	—	1,449,339	49,647	49,647	—
Stocks of subsidiaries and affiliates	133,703	15,426	41,356	25,930	77,176	27,021	42,861	15,840

	(in millions of yen)
	As of September 30, 2013				As of March 31, 2013
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	59,100,788	1,291,084	1,539,148	248,064	60,949,673	1,276,728	1,454,586	177,857
Domestic equity securities	3,528,103	1,107,695	1,202,258	94,562	3,128,846	701,614	846,575	144,960
Domestic bonds	37,493,665	151,590	165,248	13,657	44,334,018	292,981	298,892	5,911
Other	18,079,019	31,797	171,641	139,843	13,486,809	282,132	309,118	26,985
Foreign equity securities	208,968	89,504	90,441	937	207,196	92,550	92,580	30
Foreign bonds	15,379,903	(74,347)	38,316	112,664	10,820,311	116,567	125,829	9,262
Other	2,490,147	16,641	42,883	26,241	2,459,300	73,014	90,707	17,693

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2013				As of March 31, 2013
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	12,985,356	18,020,358	5,079,464	1,408,486	13,816,874	22,915,704	5,192,758	2,408,680
Government bonds	12,728,992	17,021,998	4,764,138	588,193	13,500,613	21,851,882	4,825,360	1,578,095
Municipal bonds	30,172	123,849	48,636	379	27,482	100,010	84,118	394
Corporate bonds	226,192	874,510	266,689	819,913	288,777	963,811	283,279	830,191
Other	1,745,413	9,849,204	4,257,945	1,738,001	1,888,221	5,347,648	2,909,429	2,636,220
Foreign bonds	1,480,916	9,465,684	2,980,894	1,428,715	1,636,136	5,167,204	1,774,976	2,219,061
Other	264,497	383,520	1,277,050	309,285	252,084	180,443	1,134,452	417,158

Total	14,730,769	27,869,563	9,337,409	3,146,487	15,705,095	28,263,352	8,102,188	5,044,901

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2013				As of March 31, 2013
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	300,464	1,257	1,374	117	538,123	3,230	3,230	—
Stocks of subsidiaries and affiliates	57,771	84,530	84,574	44	57,771	88,141	88,304	162

	(in millions of yen)
	As of September 30, 2013				As of March 31, 2013
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	12,388,728	463,285	512,909	49,624	13,625,796	480,824	536,189	55,364
Domestic equity securities	879,426	338,526	361,326	22,799	785,736	242,718	272,627	29,909
Domestic bonds	6,146,916	37,089	37,251	162	6,908,030	71,889	72,241	351
Other	5,362,385	87,669	114,331	26,661	5,932,029	166,216	191,320	25,104
Foreign equity securities	487	149	149	—	480	115	115	—
Foreign bonds	4,950,627	58,499	82,003	23,504	5,476,133	162,317	164,102	1,785
Other	411,270	29,020	32,178	3,157	455,416	3,783	27,102	23,319

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2013				As of March 31, 2013
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	832,526	4,628,130	874,695	26,494	444,643	4,589,698	2,062,709	43,835
Government bonds	792,306	4,413,066	809,464	10,205	384,142	4,364,518	1,980,452	27,250
Municipal bonds	—	176	—	43	—	—	194	45
Corporate bonds	40,220	214,887	65,231	16,245	60,500	225,179	82,061	16,539
Other	470,719	3,119,132	1,104,081	526,881	599,179	3,244,778	1,438,979	688,858
Foreign bonds	449,062	2,986,319	1,089,302	511,476	596,133	3,118,084	1,392,816	674,367
Other	21,657	132,812	14,779	15,404	3,045	126,693	46,163	14,491

Total	1,303,246	7,747,262	1,978,777	553,375	1,043,822	7,834,476	3,501,688	732,694

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2013 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2012 (B)
ROE*	10.03	3.89	6.14

Note:

* ROE is computed as follows:

Net income × 2 - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio Based on the Basel 3 Standards

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
(1) Common Equity Tier 1 capital ratio	11.77%	0.07%	11.70%
(2) Tier 1 capital ratio	13.12%	0.38%	12.74%
(3) Total capital ratio	16.84%	0.16%	16.68%
(4) Tier 1 capital	11,998.6	783.8	11,214.8
Common Equity Tier 1 capital	10,765.6	465.1	10,300.5
(5) Tier 2 capital	3,409.2	(49.9)	3,459.1
(6) Total capital (4)+(5)	15,407.8	733.9	14,673.9
(7) Risk weighted assets	91,448.5	3,479.9	87,968.6
(8) Required Capital	7,315.8	278.4	7,037.4

BTMU Consolidated

	(in billions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
(1) Common Equity Tier 1 capital ratio	11.54%	(0.17)%	11.71%
(2) Tier 1 capital ratio	13.13%	0.01%	13.11%
(3) Total capital ratio	17.26%	(0.24)%	17.51%
(4) Tier 1 capital	9,442.6	426.8	9,015.7
Common Equity Tier 1 capital	8,300.6	247.9	8,052.7
(5) Tier 2 capital	2,973.6	(44.7)	3,018.3
(6) Total capital (4)+(5)	12,416.2	382.1	12,034.1
(7) Risk weighted assets	71,908.9	3,189.5	68,719.3
(8) Required Capital	5,752.7	255.1	5,497.5

MUTB Consolidated

	(in billions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
(1) Common Equity Tier 1 capital ratio	14.72%	1.60%	13.12%
(2) Tier 1 capital ratio	15.29%	1.51%	13.77%
(3) Total capital ratio	19.72%	1.92%	17.79%
(4) Tier 1 capital	1,613.3	38.2	1,575.1
Common Equity Tier 1 capital	1,554.0	53.4	1,500.5
(5) Tier 2 capital	467.8	7.4	460.4
(6) Total capital (4)+(5)	2,081.2	45.6	2,035.5
(7) Risk weighted assets	10,551.2	(886.0)	11,437.2
(8) Required Capital	844.0	(70.8)	914.9

BTMU Non-consolidated

	(in billions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
(1) Common Equity Tier 1 capital ratio	11.99%	0.23%	11.76%
(2) Tier 1 capital ratio	14.21%	0.22%	13.99%
(3) Total capital ratio	18.74%	0.22%	18.52%
(4) Tier 1 capital	8,864.7	179.3	8,685.4
Common Equity Tier 1 capital	7,480.9	179.5	7,301.3
(5) Tier 2 capital	2,830.3	14.7	2,815.5
(6) Total capital (4)+(5)	11,695.1	194.1	11,501.0
(7) Risk weighted assets	62,379.2	300.2	62,079.0
(8) Required Capital	4,990.3	24.0	4,966.3

MUTB Non-consolidated

	(in billions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
(1) Common Equity Tier 1 capital ratio	13.97%	1.48%	12.49%
(2) Tier 1 capital ratio	14.75%	1.52%	13.22%
(3) Total capital ratio	19.94%	1.99%	17.94%
(4) Tier 1 capital	1,550.9	48.5	1,502.4
Common Equity Tier 1 capital	1,469.3	49.5	1,419.7
(5) Tier 2 capital	545.4	8.8	536.6
(6) Total capital (4)+(5)	2,096.4	57.3	2,039.0
(7) Risk weighted assets	10,512.1	(848.5)	11,360.6
(8) Required Capital	840.9	(67.8)	908.8

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006. Required Capital is 8% of risk weighted assets.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1)	Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2013 (A)	% to total loans and bills discounted	As of March 31, 2013 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	69,617	0.07%	74,348	0.08%	(4,731)	(0.00)%
Non-accrual delinquent loans	1,057,413	1.11%	1,189,791	1.30%	(132,378)	(0.19)%
Accruing loans contractually past due 3 months or more	49,850	0.05%	38,596	0.04%	11,254	0.01%
Restructured loans	591,766	0.62%	641,730	0.70%	(49,963)	(0.08)%

Total risk monitored loans	1,768,648	1.85%	1,944,467	2.12%	(175,819)	(0.27)%

Total loans and bills discounted	95,245,250	——	91,299,557	——	3,945,692	——

Written-off	571,587	——	619,561	——	(47,973)	——
(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2013 (A)	% to total risk monitored loans	As of March 31, 2013 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	968,335	54.75%	1,087,457	55.92%	(119,121)	(1.17)%
General allowance for credit losses	659,908	——	729,080	——	(69,172)	——
Specific allowance for credit losses	306,891	——	357,625	——	(50,734)	——
Allowance for credit to specific foreign borrowers	1,536	——	751	——	785	——

(3)	Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	1,507,188	1,680,314	(173,125)
Overseas	261,459	264,153	(2,693)
Asia	16,122	17,098	(975)
Indonesia	3,453	2,982	471
Singapore	53	49	4
Thailand	6,270	4,871	1,398
Hong Kong	709	901	(192)
China	862	1,813	(951)
Other	4,772	6,478	(1,706)
Americas	124,789	125,035	(246)
Europe, Middle East and Other	120,548	122,019	(1,471)

Total	1,768,648	1,944,467	(175,819)

Classified by Industry

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	1,507,188	1,680,314	(173,125)
Manufacturing	254,458	299,745	(45,286)
Construction	41,277	45,922	(4,644)
Wholesale and retail	265,044	288,740	(23,696)
Finance and insurance	8,159	14,521	(6,362)
Real estate, goods rental and leasing	248,430	256,577	(8,146)
Services	109,450	130,690	(21,240)
Other industries	74,284	78,893	(4,609)
Consumer	506,083	565,222	(59,139)
Overseas	261,459	264,153	(2,693)
Financial institutions	22,594	21,813	780
Commercial and industrial	104,524	119,280	(14,756)
Other	134,339	123,058	11,281

Total	1,768,648	1,944,467	(175,819)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1)	Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2013 (A)	% to total loans and bills discounted	As of March 31, 2013 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	57,770	0.07%	69,898	0.09%	(12,128)	(0.01)%
Non-accrual delinquent loans	893,543	1.17%	989,654	1.33%	(96,111)	(0.16)%
Accruing loans contractually past due 3 months or more	58,799	0.07%	57,611	0.07%	1,187	(0.00)%
Restructured loans	433,977	0.56%	475,536	0.64%	(41,558)	(0.07)%

Total risk monitored loans	1,444,090	1.89%	1,592,701	2.14%	(148,611)	(0.25)%

Total loans and bills discounted	76,327,721	——	74,104,875	——	2,222,846	——

Written-off	388,547	——	419,354	——	(30,807)	——
(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2013 (A)	% to total risk monitored loans	As of March 31, 2013 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	664,191	45.99%	755,053	47.40%	(90,862)	(1.41)%
General allowance for credit losses	415,916	——	478,576	——	(62,659)	——
Specific allowance for credit losses	246,738	——	275,726	——	(28,988)	——
Allowance for credit to specific foreign borrowers	1,536	——	751	——	785	——

(3)	Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	1,286,562	1,430,597	(144,034)
Overseas	157,527	162,104	(4,576)
Asia	8,365	9,182	(817)
Indonesia	1,445	1,474	(29)
Singapore	53	49	4
Thailand	1,477	364	1,112
Hong Kong	709	901	(192)
China	—	—	—
Other	4,679	6,392	(1,713)
Americas	32,621	35,027	(2,406)
Europe, Middle East and Other	116,541	117,893	(1,352)

Total	1,444,090	1,592,701	(148,611)

Classified by Industry

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	1,286,562	1,430,597	(144,034)
Manufacturing	243,765	273,332	(29,567)
Construction	40,083	44,511	(4,428)
Wholesale and retail	262,011	285,854	(23,842)
Finance and insurance	6,575	12,837	(6,261)
Real estate	227,632	231,707	(4,075)
Goods rental and leasing	4,164	5,497	(1,332)
Services	108,127	129,493	(21,365)
Other industries	72,445	76,495	(4,049)
Consumer	321,757	370,868	(49,111)
Overseas	157,527	162,104	(4,576)
Financial institutions	22,548	21,120	1,427
Commercial and industrial	58,815	67,985	(9,169)
Other	76,163	72,998	3,165

Total	1,444,090	1,592,701	(148,611)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2013 (A)	% to total loans and bills discounted	As of March 31, 2013 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	429	0.00%	724	0.00%	(295)	(0.00)%
Non-accrual delinquent loans	28,535	0.25%	48,689	0.43%	(20,153)	(0.18)%
Accruing loans contractually past due 3 months or more	477	0.00%	367	0.00%	110	0.00%
Restructured loans	18,470	0.16%	18,695	0.16%	(225)	(0.00)%

Total risk monitored loans	47,913	0.42%	68,477	0.60%	(20,564)	(0.18)%

Total loans and bills discounted	11,390,190	——	11,273,483	——	116,707	——

Written-off	18,496	——	18,609	——	(112)	——
(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2013 (A)	% to total risk monitored loans	As of March 31, 2013 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	37,956	79.21%	64,790	94.61%	(26,834)	(15.39)%
General allowance for credit losses	28,850	——	40,330	——	(11,479)	——
Specific allowance for credit losses	9,105	——	24,460	——	(15,354)	——
Allowance for credit to specific foreign borrowers	0	——	—	——	0	——

(3)	Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	43,893	64,338	(20,445)
Overseas	4,020	4,139	(119)
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
China	—	—	—
Other	—	—	—
Americas	13	13	(0)
Europe, Middle East and Other	4,006	4,125	(119)

Total	47,913	68,477	(20,564)

Classified by Industry

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	43,893	64,338	(20,445)
Manufacturing	10,648	26,366	(15,717)
Construction	1,158	1,378	(220)
Wholesale and retail	2,778	2,622	155
Finance and insurance	1,554	1,654	(100)
Real estate	16,403	19,015	(2,611)
Goods rental and leasing	—	—	—
Services	1,284	1,158	126
Other industries	1,832	2,383	(550)
Consumer	8,232	9,758	(1,526)
Overseas	4,020	4,139	(119)
Financial institutions	—	—	—
Commercial and industrial	4,006	4,125	(119)
Other	13	13	(0)

Total	47,913	68,477	(20,564)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1)	Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2013 (A)	% to total loans and bills discounted	As of March 31, 2013 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	74	0.20%	73	0.18%	0	0.02%
Non-accrual delinquent loans	—	—	0	0.00%	(0)	(0.00)%
Accruing loans contractually past due 3 months or more	158	0.44%	158	0.40%	—	0.04%
Restructured loans	1,417	3.95%	418	1.06%	998	2.89%

Total risk monitored loans	1,650	4.60%	651	1.65%	998	2.95%

Total loans and bills discounted	35,804	——	39,428	——	(3,623)	——

(2)	Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	107	117	(10)

(3)	Classification of Risk-Monitored Loans

Classified by Industry

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	1,650	651	998
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	829	463	365
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	820	187	633

Total	1,650	651	998

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1)	Non Performing Loans

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	127,632	134,387	(6,754)
Doubtful	881,542	1,009,807	(128,265)
Special Attention	512,543	552,661	(40,117)
Non Performing Loans (1)	1,521,718	1,696,856	(175,137)

Normal	94,949,586	92,564,910	2,384,676

Total	96,471,305	94,261,767	2,209,538

Non Performing Loans / Total	1.57%	1.80%	(0.22)%

(2) Status of Coverage of Non Performing Loans
	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	1,189,900	1,329,059	(139,159)
Allowance for credit losses	377,143	432,363	(55,219)
Collateral, guarantees, etc.	812,757	896,696	(83,939)

Coverage ratio (2) / (1)	78.19%	78.32%	(0.13)%

(3)	Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	127,632		2,798		124,834			100.00%
	[134,387	]	[3,112	]	[131,275	]		[100.00	%]
Doubtful	881,542		249,641		412,967			75.16%
	[1,009,807	]	[292,093	]	[449,758	]		[73.46	%]
Special Attention	512,543		124,703		274,955			77.97%
	[552,661	]	[137,157	]	[315,662	]		[81.93	%]
Total	1,521,718		377,143		812,757			78.19%
	[1,696,856	]	[432,363	]	[896,696	]		[78.32	%]

Note:	The upper figures are as of September 30, 2013. The lower figures with brackets are as of March 31, 2013.

(4)	Classified by Industry

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	1,358,608	1,527,856	(169,247)
Manufacturing	258,436	304,787	(46,350)
Construction	41,562	46,312	(4,750)
Wholesale and retail	277,618	304,816	(27,197)
Finance and insurance	10,205	16,562	(6,356)
Real estate	247,658	254,409	(6,750)
Goods rental and leasing	4,164	5,540	(1,376)
Services	110,758	132,975	(22,216)
Other industries	77,004	81,231	(4,226)
Consumer	331,198	381,221	(50,022)
Overseas	163,110	169,000	(5,889)
Financial institutions	22,548	21,120	1,427
Commercial and industrial	64,385	74,868	(10,483)
Other	76,176	73,011	3,165

Total	1,521,718	1,696,856	(175,137)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1)	Non Performing Loans

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	124,748	131,440	(6,691)
Doubtful	854,591	963,102	(108,510)
Special Attention	492,776	533,147	(40,371)
Non Performing Loans (1)	1,472,116	1,627,690	(155,573)

Normal	83,336,419	80,996,276	2,340,143

Total	84,808,535	82,623,966	2,184,569

Non Performing Loans / Total	1.73%	1.96%	(0.23)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	1,146,834	1,269,524	(122,689)
Allowance for credit losses	363,118	403,333	(40,215)
Collateral, guarantees, etc.	783,715	866,190	(82,474)

Coverage ratio (2) / (1)	77.90%	77.99%	(0.09)%

(3)	Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	124,748		2,766		121,981		100.00%		100.00%
	[131,440	]	[3,095	]	[128,344	]	[100.00	%]	[100.00	%]
Doubtful	854,591		241,206		399,623		53.01%		74.98%
	[963,102	]	[268,291	]	[434,703	]	[50.77	%]	[72.99	%]
Special Attention	492,776		119,145		262,110		51.65%		77.36%
	[533,147	]	[131,946	]	[303,142	]	[57.36	%]	[81.60	%]
Total	1,472,116		363,118		783,715		52.74%		77.90%
	[1,627,690	]	[403,333	]	[866,190	]	[52.96	%]	[77.99	%]

Note:	The upper figures are as of September 30, 2013. The lower figures with brackets are as of March 31, 2013.

(4)	Classified by Industry

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	1,313,027	1,462,830	(149,803)
Manufacturing	247,787	278,421	(30,633)
Construction	40,390	44,933	(4,543)
Wholesale and retail	274,839	302,193	(27,354)
Finance and insurance	8,651	14,907	(6,256)
Real estate	230,425	234,929	(4,503)
Goods rental and leasing	4,164	5,540	(1,376)
Services	109,473	131,816	(22,342)
Other industries	75,171	78,847	(3,676)
Consumer	322,123	371,239	(49,116)
Overseas	159,088	164,859	(5,770)
Financial institutions	22,548	21,120	1,427
Commercial and industrial	60,376	70,740	(10,363)
Other	76,163	72,998	3,165

Total	1,472,116	1,627,690	(155,573)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Non Performing Loans

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	2,809	2,872	(63)
Doubtful	26,194	46,579	(20,384)
Special Attention	18,947	19,063	(115)
Non Performing Loans (1)	47,952	68,515	(20,562)

Normal	11,579,013	11,529,857	49,155

Total	11,626,965	11,598,373	28,592

Non Performing Loans / Total	0.41%	0.59%	(0.17)%

(2)	Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	41,752	58,987	(17,234)
Allowance for credit losses	14,025	29,029	(15,004)
Collateral, guarantees, etc.	27,727	29,957	(2,230)

Coverage ratio (2) / (1)	87.07%	86.09%	0.97%

(3)	Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	2,809		32		2,777		100.00%		100.00%
	[2,872	]	[16	]	[2,856	]	[100.00	%]	[100.00	%]
Doubtful	26,194		8,434		12,684		62.43%		80.62%
	[46,579	]	[23,802	]	[14,965	]	[75.28	%]	[83.22	%]
Special Attention	18,947		5,558		12,265		83.17%		94.06%
	[19,063	]	[5,210	]	[12,136	]	[75.22	%]	[90.99	%]
Total	47,952		14,025		27,727		69.34%		87.07%
	[68,515	]	[29,029	]	[29,957	]	[75.28	%]	[86.09	%]

Note:	The upper figures are as of September 30, 2013. The lower figures with brackets are as of March 31, 2013.

(4)	Classified by Industry

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	43,930	64,373	(20,443)
Manufacturing	10,648	26,366	(15,717)
Construction	1,171	1,378	(207)
Wholesale and retail	2,779	2,622	157
Finance and insurance	1,554	1,654	(100)
Real estate	16,403	19,015	(2,611)
Goods rental and leasing	—	—	—
Services	1,285	1,158	126
Other industries	1,833	2,383	(550)
Consumer	8,254	9,793	(1,539)
Overseas	4,022	4,141	(119)
Financial institutions	—	—	—
Commercial and industrial	4,008	4,128	(119)
Other	13	13	(0)

Total	47,952	68,515	(20,562)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1)	Non Performing Loans

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	74	74	0
Doubtful	755	126	629
Special Attention	819	451	368
Non Performing Loans (1)	1,650	651	998

Normal	34,154	38,776	(4,622)

Total	35,804	39,428	(3,623)

Non Performing Loans / Total	4.60%	1.65%	2.95%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	1,313	548	765
Allowance for credit losses	—	—	—
Collateral, guarantees, etc.	1,313	548	765

Coverage ratio (2) / (1)	79.61%	84.23%	(4.62)%

(3)	Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	74		—		74			100.00%
	[74	]	[—	]	[74	]		[100.00	%]
Doubtful	755		—		659			87.29%
	[126	]	[—	]	[90	]		[71.68	%]
Special Attention	819		—		579			70.66%
	[451	]	[—	]	[384	]		[85.14	%]
Total	1,650		—		1,313			79.61%
	[651	]	[—	]	[548	]		[84.23	%]

Note:	The upper figures are as of September 30, 2013. The lower figures with brackets are as of March 31, 2013.

(4)	Classified by Industry

	(in millions of yen)
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Increase (Decrease) (A) - (B)
Domestic	1,650	651	998
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	829	463	365
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	820	187	633

Total	1,650	651	998

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BTMU and MUTB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV
Bankrupt Borrowers	[124.7]		[2.0]	[0.7] (*1)	100.00%	i ) Bankrupt or De facto Bankrupt [127.5]	Loans to bankrupt borrowers [58.2]

Substantially Bankrupt Borrowers							Non-accrual delinquent loans [922.0]

Potentially Bankrupt Borrowers	[415.5]		[465.1]		53.28%	ii ) Doubtful [880.7]

Borrowers Requiring Caution (Special Attention Borrowers)	[511.7]				52.54%	iii ) Special Attention [511.7]	Accruing loans contractually past due 3 months or more [59.2]

							Restructured loans 452.4

Borrowers Requiring Caution (Other Borrowers)						iv ) Normal [94,915.4]

Normal Borrowers
						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
						i ) + ii ) + iii )

						1,520.0	1,492.0

						Total
						i ) + ii ) + iii ) + iv )

						96,435.5

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU Non-consolidated

(1)	Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2011	As of March 31, 2012	As of March 31, 2013 (A)	As of September 30, 2013 (B)	(B) - (A)
Assets newly categorized during fiscal 2010	391,086	266,572	221,221	186,198	(35,022)
Assets newly categorized during fiscal 2011		393,988	281,203	210,547	(70,655)
Assets newly categorized during fiscal 2012			340,637	274,239	(66,397)
Assets newly categorized during fiscal 2013				100,839

(2)	Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2013
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	7,551	——	——
Reconstructive treatment	23,418	——	——
Upgrade due to reconstructive treatment	7,638	——	——
Loan sold to secondary market	13,731	——	——
Write-offs	40,867	——	——
Others	122,836	——	——
Collection / Repayment	70,373	——	——
Upgrade	52,462	——	——

Total	216,042	29,356	186,686

Amount in process for disposition	114,649

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1)	Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2011	As of March 31, 2012	As of March 31, 2013 (A)	As of September 30, 2013 (B)	(B) - (A)
Assets newly categorized during fiscal 2010	11,071	2,207	1,239	1,028	(211)
Assets newly categorized during fiscal 2011		27,155	17,759	2,733	(15,026)
Assets newly categorized during fiscal 2012			15,711	11,325	(4,385)
Assets newly categorized during fiscal 2013				2,055

(2)	Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2013
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—	——	——
Reconstructive treatment	9,112	——	——
Upgrade due to reconstructive treatment	4,422	——	——
Loan sold to secondary market	856	——	——
Write-offs	1,763	——	——
Others	4,984	——	——
Collection / Repayment	4,300	——	——
Upgrade	684	——	——

Total	21,139	679	20,459

Amount in process for disposition	4,131

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized

Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1)	Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Domestic offices (excluding loans booked at offshore markets)	67,711,115	921,002	66,790,112
Manufacturing	9,527,622	(50,426)	9,578,048
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	147,159	14,866	132,293
Construction	872,796	(27,597)	900,393
Utilities	1,611,424	31,553	1,579,871
Communication and information services	1,181,772	54,253	1,127,519
Transport and postal activities	2,325,534	(21,153)	2,346,687
Wholesale and retail	6,572,412	41,298	6,531,114
Finance and insurance	7,284,092	(157,578)	7,441,670
Real estate	8,970,474	(159,459)	9,129,933
Goods rental and leasing	1,463,320	(94,761)	1,558,081
Services	2,862,043	166,127	2,695,916
Municipal government	821,311	(59,304)	880,615
Other industries	24,071,143	1,183,183	22,887,960
Overseas offices and loans booked at offshore markets	20,108,488	1,416,588	18,691,900

Total	87,819,604	2,337,590	85,482,013

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Total domestic consumer loans	17,118,963	(187,031)	17,305,994
Housing loans	16,390,378	(199,993)	16,590,372
Residential purpose	13,459,503	(62,003)	13,521,507
Other	728,584	12,961	715,622
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Outstanding amount	38,290,866	56,158	38,234,708
% to total domestic loans	56.55%	(0.69)%	57.24%

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1)	Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Domestic offices (excluding loans booked at offshore markets)	57,618,844	1,013,074	56,605,769
Manufacturing	7,436,409	(3,899)	7,440,308
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	142,093	14,053	128,040
Construction	769,651	(24,396)	794,047
Utilities	1,190,813	53,346	1,137,467
Communication and information services	893,395	55,009	838,386
Transport and postal activities	1,654,823	(1,585)	1,656,408
Wholesale and retail	5,591,339	19,268	5,572,071
Finance and insurance	5,672,169	(123,255)	5,795,424
Real estate	7,122,849	(122,195)	7,245,044
Goods rental and leasing	891,250	(106,847)	998,097
Services	2,666,837	147,084	2,519,753
Municipal government	805,067	(53,674)	858,741
Other industries	22,782,149	1,160,166	21,621,983
Overseas offices and loans booked at offshore markets	18,708,877	1,209,772	17,499,105

Total	76,327,721	2,222,846	74,104,875

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Total domestic consumer loans	15,889,372	(201,136)	16,090,509
Housing loans	15,169,333	(215,840)	15,385,173
Residential purpose	12,472,932	(93,897)	12,566,829
Other	720,039	14,704	705,335
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Outstanding amount	33,531,694	60,286	33,471,408
% to total domestic loans	58.19%	(0.93)%	59.13%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Domestic offices (excluding loans booked at offshore markets)	9,990,578	(90,109)	10,080,688
Manufacturing	2,091,213	(46,527)	2,137,740
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	5,066	813	4,253
Construction	103,145	(3,201)	106,346
Utilities	420,611	(21,793)	442,404
Communication and information services	288,377	(756)	289,133
Transport and postal activities	667,736	(19,704)	687,440
Wholesale and retail	981,073	22,030	959,043
Finance and insurance	1,611,923	(34,323)	1,646,246
Real estate	1,832,948	(36,059)	1,869,007
Goods rental and leasing	572,070	12,086	559,984
Services	195,192	19,434	175,758
Municipal government	10,692	(5,602)	16,294
Other industries	1,210,522	23,491	1,187,031
Overseas offices and loans booked at offshore markets	1,399,611	206,816	1,192,794

Total	11,390,190	116,707	11,273,483

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Total domestic consumer loans	1,214,905	15,463	1,199,442
Housing loans	1,206,570	17,171	1,189,398
Residential purpose	973,543	33,058	940,485
Other	8,335	(1,707)	10,043

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Outstanding amount	4,666,007	(2,059)	4,668,066
% to total domestic loans	46.70%	0.39%	46.30%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1)	Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Domestic offices (excluding loans booked at offshore markets)	101,692	(1,962)	103,654
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	2,975	136	2,839
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	14,677	(1,205)	15,882
Goods rental and leasing	—	—	—
Services	14	(391)	405
Municipal government	5,552	(28)	5,580
Other industries	78,472	(474)	78,946
Overseas offices and loans booked at offshore markets	—	—	—

Total	101,692	(1,962)	103,654

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Total domestic consumer loans	14,685	(1,358)	16,043
Housing loans	14,475	(1,324)	15,799
Residential purpose	13,028	(1,164)	14,192
Other	209	(34)	243

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Outstanding amount	93,165	(2,069)	95,234
% to total domestic loans	91.61%	(0.26)%	91.87%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Asia	6,104,207	388,364	5,715,843
Thailand	827,070	41,339	785,730
Indonesia	638,051	45,395	592,656
Malaysia	367,627	19,447	348,180
Philippines	138,744	19,329	119,415
South Korea	410,959	46,266	364,692
Singapore	1,009,007	86,157	922,849
Hong Kong	1,507,342	166,549	1,340,793
China	147,476	28,608	118,867
Taiwan	256,057	5,801	250,255
Others	801,870	(70,530)	872,400
Latin America	2,581,493	331,975	2,249,517
Argentina	2,924	(3,501)	6,426
Brazil	366,579	135,110	231,468
Mexico	182,284	10,733	171,551
Caribbean countries	1,708,116	131,898	1,576,217
Others	321,588	57,734	263,853
North America	4,685,424	356,899	4,328,525
United States of America	4,449,592	326,697	4,122,894
Canada	235,832	30,201	205,630
Western Europe	4,199,654	172,209	4,027,445
United Kingdom	1,508,249	152,319	1,355,929
Germany	430,991	34,115	396,876
France	361,612	(57,145)	418,758
Netherlands	621,838	124,854	496,983
Spain	300,266	7,706	292,560
Italy	256,521	7,020	249,500
Others	720,174	(96,661)	816,836
Eastern Europe	578,473	31,870	546,603
Others	3,212,950	76,023	3,136,927

Total	21,362,204	1,357,342	20,004,862

Note:	In addition to the (non-consolidated basis) loan balance stated above, three major overseas subsidiaries have the following loan balances in the consolidated financial statements.
UnionBanCal Corporation : ¥6,395,808 million (a 1,287,364 million yen increase as compared with March 31, 2013.)
Bank of Tokyo-Mitsubishi UFJ (China), Ltd.: ¥1,128,942 million (a 134,254 million yen increase as compared with March 31, 2013.)
Bank of Tokyo-Mitsubishi UFJ (Holland) N.V.: ¥712,486 million (a 69,980 million yen increase as compared with March 31, 2013.)

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Deposits (ending balance)	126,612,329	2,677,877	123,934,452
Deposits (average balance)	123,989,351	3,923,640	120,065,710
Loans (ending balance)	87,717,912	2,339,553	85,378,358
Loans (average balance)	86,591,675	3,520,847	83,070,827

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Deposits (ending balance)	114,284,127	2,129,840	112,154,287
Deposits (average balance)	111,769,707	3,765,359	108,004,347
Loans (ending balance)	76,327,721	2,222,846	74,104,875
Loans (average balance)	75,380,385	3,067,842	72,312,543

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Deposits (ending balance)	12,328,202	548,037	11,780,164
Deposits (average balance)	12,219,644	158,281	12,061,362
Loans (ending balance)	11,390,190	116,707	11,273,483
Loans (average balance)	11,211,289	453,005	10,758,284

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Individuals	68,051,811	708,995	67,342,815
Corporations and others	43,136,238	(516,702)	43,652,940
Domestic deposits	111,188,049	192,293	110,995,756

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Individuals	59,670,173	675,157	58,995,016
Corporations and others	40,255,563	(702,798)	40,958,362
Domestic deposits	99,925,736	(27,641)	99,953,378

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Individuals	8,381,638	33,838	8,347,799
Corporations and others	2,880,674	186,095	2,694,578
Domestic deposits	11,262,312	219,934	11,042,377

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31,2013 (B)
Deferred tax assets	629.9	(54.0)	684.0
Allowance for credit losses	326.1	(32.4)	358.6
Write-down on investment securities	164.4	(9.8)	174.3
Unrealized losses on other securities	30.4	(17.4)	47.8
Reserve for retirement benefits	94.5	0.4	94.0
Other	240.2	(9.7)	250.0
Valuation allowance	(225.9)	14.8	(240.8)
Deferred tax liabilities	631.4	(47.8)	679.3
Unrealized gains on other securities	434.3	(27.1)	461.5
Net deferred gains on hedges	37.7	(24.5)	62.3
Revaluation gains on securities upon merger	72.5	4.9	67.6
Gains on securities contributed to employee retirement benefits trust	58.0	0.0	57.9
Other	28.8	(1.0)	29.8
Net deferred tax assets	(1.4)	(6.2)	4.7

(2)	Net business profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2008	FY2009	FY2010	FY2011	FY2012	Interim FY2013
Net business profits before provision for general allowance for credit losses	710.8	863.1	1,006.5	1,022.8	1,001.5	417.9
Total credit costs	(393.4)	(337.8)	(166.1)	(125.3)	(56.6)	27.8
Income before income taxes	(195.1)	460.1	674.4	739.5	877.4	430.5
Reconciliation to taxable income	789.1	(3.7)	(24.0)	(305.1)	(561.4)	(114.3)
Taxable income	593.9	456.3	650.3	434.3	316.0	316.2

(3)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2013 (B)
Deferred tax assets	44.8	(21.5)	66.3
Write-down on investment securities	24.8	(4.4)	29.3
Allowance for credit losses	17.0	(8.4)	25.5
Deferred losses on hedging instruments	11.0	(16.0)	27.1
Other	47.4	(0.3)	47.8
Valuation allowance	(55.6)	7.8	(63.4)
Deferred tax liabilities	203.6	(6.9)	210.5
Unrealized gains on other securities	157.4	(11.0)	168.4
Reserve for retirement benefits	34.3	3.0	31.3
Other	11.8	1.0	10.7
Net deferred tax assets	(158.7)	(14.6)	(144.1)

(2)	Net business profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2008	FY2009	FY2010	FY2011	FY2012	Interim FY2013
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	131.5	110.2	150.4	148.1	162.2	71.6
Total credit costs	35.5	(23.7)	(8.0)	(9.2)	(8.6)	16.6
Income before income taxes	88.1	52.0	101.9	113.5	173.5	87.0
Reconciliation to taxable income	(16.0)	23.3	(80.1)	(30.2)	(84.9)	(42.8)
Taxable income	72.0	75.3	21.7	83.3	88.6	44.1

(3)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of September 30, 2013 is outlined below. (Figures are on a managerial basis and rounded off to the billion yen)

[Balance, net unrealized gains (losses), realized gains (losses)]

•

The balance as of the end of September 2013 increased to ¥2.61 trillion in total, an increase of ¥0.17 trillion compared with the balance as of the end of March 2013, mainly due to an increase in highly rated CLOs and CMBS.

•	Net unrealized losses were ¥13 billion, worsened by ¥11 billion compared to the end of March 2013.

•	P/L impact for the quarter ended September 30, 2013 was approximately ¥2 billion.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2013	Net unrealized gains (losses)	Change from end of March 2013	Balance	Net unrealized gains (losses)
1	RMBS	26	(13)	3	(1)	0	0
2	Sub-prime RMBS	0	(2)	0	(1)	0	0
3	CMBS	357	28	(15)	(21)	157	(8)
4	CLOs	2,151	146	(3)	10	1,516	(1)
5	Other securitized products (card, etc.)	76	7	1	0	17	0
6	CDOs	2	0	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV	0	0	2	0	0	0

9	Total	2,611	168	(13)	(11)	1,690	(9)

1.	Balance is the amount after impairment and before deducting net unrealized gains (losses).
The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.
2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•

AAA-rated products accounted for 77% of our investments in securitized products as of the end of September 2013, an increase of 3 percentage points compared with the end of March 2013, mainly due to an increase in highly rated CLOs.

•	AAA and AA-rated products accounted for 96% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	2	3	1	16	5	0	26
11	Sub-prime RMBS	0	0	0	0	0	0	0
12	CMBS	175	182	0	0	0	0	357
13	CLOs	1,810	282	41	17	0	0	2,151
14	Other securitized products (card, etc.)	34	21	0	6	1	13	76
15	CDOs	0	0	0	0	2	0	2
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV	0	0	0	0	0	0	0

18	Total	2,021	489	42	39	8	13	2,611

19	Percentage of total	77%	19%	2%	1%	0%	1%	100%
20	Percentage of total (End of March 2013)	74%	20%	3%	2%	1%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of September 2013.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2013
1	LBO Loan[3] (Balance on a commitment basis)	15	114	3	190	322	9
2	Balance on a booking basis	5	91	3	161	260	(12)

3 Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of September 2013 was ¥3.66 trillion (¥1.46 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

End

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized loan obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purposed Company (SPC) collateralized by receivables

Mitsubishi UFJ Financial Group, Inc.

(Reference)

2. Financial Statements

BTMU Non-consolidated

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2013	As of September 30, 2013
Assets:
Cash and due from banks	8,901,627	16,031,594
Call loans	238,353	237,511
Receivables under resale agreements	783,828	567,294
Receivables under securities borrowing transactions	724,782	538,806
Monetary claims bought	2,641,606	2,787,345
Trading assets	5,892,689	4,914,583
Money held in trust	58,028	54,631
Securities	63,071,374	61,260,401
Allowance for losses on securities	(56,627)	(56,627)
Loans and bills discounted	74,104,875	76,327,721
Foreign exchanges	1,394,418	1,485,976
Other assets	5,218,007	6,845,624
Tangible fixed assets	863,564	862,906
Intangible fixed assets	344,139	365,202
Deferred tax assets	4,758	—
Customers’ liabilities for acceptances and guarantees	5,874,753	5,933,658
Allowance for credit losses	(755,053)	(664,191)

Total assets	169,305,125	177,492,440

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2013	As of September 30, 2013
Liabilities:
Deposits	112,154,287	114,284,127
Negotiable certificates of deposit	9,748,390	10,263,907
Call money	3,030,447	2,448,445
Payables under repurchase agreements	7,305,607	11,977,424
Payables under securities lending transactions	1,108,750	591,799
Commercial papers	731,657	798,975
Trading liabilities	4,146,591	3,306,111
Borrowed money	7,968,420	9,103,561
Foreign exchanges	933,556	1,057,315
Bonds payable	3,940,755	3,962,011
Other liabilities	3,233,382	4,466,674
Reserve for bonuses	16,926	17,292
Reserve for bonuses to directors	141	49
Reserve for retirement benefits	6,273	6,680
Reserve for loyalty award credits	1,064	1,376
Reserve for contingent losses	43,538	33,837
Deferred tax liabilities	—	1,474
Deferred tax liabilities for land revaluation	152,262	150,589
Acceptances and guarantees	5,874,753	5,933,658

Total liabilities	160,396,806	168,405,313

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	2,434,852	2,629,717
Revenue reserve	190,044	190,044
Other retained earnings	2,244,808	2,439,672
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	1,524,179	1,719,044
Treasury stock	(255,700)	(255,700)

Total shareholders’ equity	7,769,386	7,964,250

Net unrealized gains (losses) on other securities	797,405	828,770
Net deferred gains (losses) on hedging instruments	112,523	68,122
Land revaluation excess	229,004	225,983

Total valuation and translation adjustments	1,138,933	1,122,876

Total net assets	8,908,319	9,087,127

Total liabilities and net assets	169,305,125	177,492,440

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Ordinary income	1,423,476	1,431,853
Interest income	745,041	734,411
Interest on loans and bills discounted	478,134	482,715
Interest and dividends on securities	219,732	197,739
Fees and commissions	256,593	299,646
Trading income	59,542	54,046
Other business income	328,897	216,245
Other ordinary income	33,402	127,502
Ordinary expenses	1,097,010	976,685
Interest expenses	177,941	171,883
Interest on deposits	49,206	47,558
Fees and commissions	66,521	72,153
Trading expenses	—	1,197
Other business expenses	57,979	93,576
General and administrative expenses	543,712	562,291
Other ordinary expenses	250,855	75,582

Ordinary profits	326,466	455,168

Extraordinary gains	6,572	4,752
Extraordinary losses	6,302	29,391

Income before income taxes	326,736	430,529

Income taxes-current	6,049	115,148
Income taxes-deferred	149,269	45,418

Total taxes	155,319	160,567

Net income	171,416	269,962

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2013	As of September 30, 2013
Assets:
Cash and due from banks	1,076,887	1,398,634
Call loans	284,000	91,751
Monetary claims bought	27,052	26,886
Trading assets	402,621	349,430
Money held in trust	11,140	11,981
Securities	14,385,072	12,925,364
Loans and bills discounted	11,273,483	11,390,190
Foreign exchanges	86,111	7,835
Other assets	914,743	905,655
Tangible fixed assets	165,911	163,583
Intangible fixed assets	53,248	52,550
Customers’ liabilities for acceptances and guarantees	207,962	199,558
Allowance for credit losses	(64,790)	(37,956)

Total assets	28,823,445	27,485,465

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2013	As of September 30, 2013
Liabilities:
Deposits	11,780,164	12,328,202
Negotiable certificates of deposit	5,253,264	4,436,489
Call money	191,762	199,821
Payables under repurchase agreements	3,798,242	2,938,150
Payables under securities lending transactions	409,283	1,138,045
Commercial papers	209,865	258,613
Trading liabilities	65,878	64,341
Borrowed money	3,079,292	1,457,421
Foreign exchanges	246	286
Bonds payable	354,358	407,202
Due to trust accounts	1,082,172	1,285,774
Other liabilities	529,507	825,753
Reserve for bonuses	4,284	4,340
Reserve for bonuses to directors	83	27
Reserve for contingent losses	14,020	13,321
Deferred tax liabilities	144,169	158,789
Deferred tax liabilities for land revaluation	5,425	5,354
Acceptances and guarantees	207,962	199,558

Total liabilities	27,129,986	25,721,494

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	412,315
Capital reserve	250,619	250,619
Other capital surplus	161,695	161,695
Retained earnings	695,942	745,731
Revenue reserve	73,714	73,714
Other retained earnings	622,228	672,017
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	483,023	532,812

Total shareholders’ equity	1,432,537	1,482,326

Net unrealized gains (losses) on other securities	316,407	308,258
Net deferred gains (losses) on hedging instruments	(48,973)	(19,973)
Land revaluation excess	(6,512)	(6,639)

Total valuation and translation adjustments	260,921	281,644

Total net assets	1,693,458	1,763,971

Total liabilities and net assets	28,823,445	27,485,465

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Ordinary income	256,511	276,011
Trust fees	34,583	39,093
Interest income	110,022	101,188
Interest on loans and bills discounted	50,161	47,389
Interest and dividends on securities	58,087	51,629
Fees and commissions	52,752	59,107
Trading income	6,682	1,800
Other business income	39,173	49,276
Other ordinary income	13,295	25,544
Ordinary expenses	209,615	188,860
Interest expenses	35,475	28,797
Interest on deposits	14,359	11,945
Fees and commissions	12,324	13,355
Trading expenses	655	476
Other business expenses	24,573	47,876
General and administrative expenses	104,673	92,559
Other ordinary expenses	31,913	5,794

Ordinary profits	46,895	87,151

Extraordinary gains	269	270
Extraordinary losses	433	416

Income before income taxes	46,731	87,005

Income taxes-current	5,793	15,156
Income taxes-deferred	1,230	9,214

Total taxes	7,024	24,371

Net income	39,707	62,633

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3)	Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2013	As of September 30, 2013
Assets:
Loans and bills discounted	103,654	101,692
Securities	52,034,347	51,965,424
Beneficiary rights to the trust	34,923,453	40,634,624
Securities held in custody accounts	3,061,056	3,253,507
Monetary claims	12,287,321	11,477,400
Tangible fixed assets	9,436,682	9,524,029
Intangible fixed assets	122,128	116,359
Other claims	3,931,112	4,230,751
Call loans	1,594,684	1,427,375
Due from banking account	1,491,543	1,562,824
Cash and due from banks	1,734,932	2,189,739

Total	120,720,918	126,483,729

Liabilities:
Money trusts	19,503,756	19,074,600
Pension trusts	12,352,938	12,959,000
Property formation benefit trusts	11,871	10,275
Investment trusts	34,238,626	40,050,441
Money entrusted other than money trusts	2,367,364	2,562,391
Securities trusts	4,348,956	4,839,448
Monetary claim trusts	12,457,552	11,519,983
Equipment trusts	28,067	32,428
Land and fixtures trusts	84,555	83,100
Composite trusts	35,327,227	35,352,059

Total	120,720,918	126,483,729

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2013	As of September 30, 2013
Assets:
Loans and bills discounted	39,428	35,804
Securities	59,732	47,082
Other	910,329	1,113,346

Total	1,009,490	1,196,233

Liabilities:
Principal	1,007,608	1,194,298
Allowance for bad debts	117	107
Other	1,764	1,827

Total	1,009,490	1,196,233

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4)	Major Items

(in millions of yen)	As of March 31, 2013	As of September 30, 2013
Total funds	48,901,996	48,808,568
Deposits	11,780,164	12,328,202
Negotiable certificates of deposit	5,253,264	4,436,489
Money trusts	19,503,756	19,074,600
Pension trusts	12,352,938	12,959,000
Property formation benefit trusts	11,871	10,275

Loans and bills discounted	11,377,137	11,491,882

Banking account	11,273,483	11,390,190
Trust account	103,654	101,692

Investment securities	66,419,420	64,890,789

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.